EXHIBIT 99.15
-------------


AT THE TRUST
Robert G. Higgins                    Investor Relations
Vice President, General Counsel      L.G. Schafran - Chairman and
                                     Interim CEO/President
630-218-7255                         630-218-7250
bhiggins@banyanreit.com              ir@banyanreit.com



FOR IMMEDIATE RELEASE
TUESDAY, AUGUST 14, 2001


              BANYAN STRATEGIC REALTY TRUST REPORTS $47.3 MILLION
        DECREASE IN NET ASSETS IN LIQUIDATION AFTER INITIAL LIQUIDATING
               DISTRIBUTION OF $73.6 MILLION OR $4.75 PER SHARE


CHICAGO - AUGUST 14, 2001. BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) announced today that for the quarter ending June 30, 2001, its Net Assets in Liquidation decreased by approximately $47.3 million from approximately $65.4 million at March 31, 2001 to approximately $18.1 million at June 30, 2001. The decrease was primarily the result of the Trust's initial liquidating distribution of $4.75 per share on June 28, 2001, amounting to $73.6 million. Offsetting this decrease were approximately $25.8 million of gains on the Trust's disposition of 24 of its 27 properties on May 17, 2001 (net of minority interests of $6.5 million), operating income in the amount of approximately $1.0 million and interest on cash and cash equivalents of approximately $0.4 million, reduced by depreciation expense of approximately $1.0 million.

For the three months ending June 30, 2000, the Trust reported Net Income Available to Common Shares of approximately $1.0 million. Because of the differences between the liquidation basis of accounting and the going concern basis of accounting described below, this amount is not comparable to the net changes in assets in liquidation as reported for the three months ending June 30, 2001.

For the six months ending June 30, 2001, the Trust's Net Assets in Liquidation decreased by approximately $46.1 million from approximately $64.2 million at December 31, 2000 to approximately $18.1 million at June 30, 2001. The decrease was primarily the result of distributions to shareholders of $74.2 million including the Trust's initial liquidating distribution of $4.75 per share on June 28, 2001, amounting to $73.6 million. Offsetting this decrease were gains on the disposition Trust's sale of 24 of its 27 properties on May 17, 2001 (net of minority interests of $6.5 million) of approximately $25.8 million, operating income in the amount of approximately $3.5 million, recovery of losses on loans, notes and interest receivable of approximately $0.9 million and $0.5 million of interest on cash and cash equivalents, reduced by depreciation expense of approximately $2.6 million.

The recovery of losses on loans, notes and interest receivable of approximately $0.9 million represents cash received in respect of the Trust's interest in a liquidating trust established for the benefit of the unsecured creditors VMS Realty Partners and its affiliates. The interest in this liquidating trust had previously been accorded no carrying value in the Trust's financial statements.

BANYAN STRATEGIC REALTY TRUST
ADD 1



For the six months ending June 30, 2000, the Trust reported Net Income Available to Common Shares of approximately $2.1 million. Because of the differences between the liquidation basis of accounting and the going concern basis of accounting described below, this amount is not comparable to the net changes in assets in liquidation as reported for the six months ending June 30, 2001.

Banyan added that after making its initial liquidating distribution of $4.75 per share, it has established reserves that it expects will cover contingent liabilities related to pending litigation, liquidation costs and the net costs of operating the Trust through its final liquidation which is anticipated to occur during the third or fourth quarter of 2002. The Trust anticipates that it will make additional liquidating distributions from excess of reserves as additional assets are sold or contingent liabilities are reduced or eliminated. The Trust currently estimates that it will make additional distribution(s) of approximately $1.25 per share and that the total amount of liquidating distributions that will be made pursuant to its Plan of Termination and Liquidation (including the initial liquidating distribution of $4.75 per share) remains at approximately $6.00 per share.


LIQUIDATION BASIS OF ACCOUNTING
-------------------------------

As a result of the adoption of a Plan of Termination and Liquidation on January 5, 2001, the Trust began reporting on the liquidation basis of accounting effective for the quarter ending March 31, 2001. Therefore, operations for the six and three months ending June 30, 2001 are reported on the Consolidated Statement of Changes in Net Assets in Liquidation while the June 30, 2000 results are reported on a going concern basis on the Consolidated Statement of Operations. The financial statement presentations differ materially in that under the liquidation basis of accounting, the Trust no longer amortizes deferred financing fees and leasing commissions and no longer records straight line rental income. Leasing commissions, however, are deducted in the computation of Operating Income and are no longer capitalized and amortized.

     Banyan Strategic Realty Trust is an equity Real Estate Investment Trust (REIT). Its current portfolio consists of interests in three properties totaling 828,400 rentable square feet. As of this date, Banyan has 15,496,806 shares of beneficial interest outstanding.




Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 9, 2001. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section was included in our Form 10-Q for the quarter ended June 30, 2001 which was filed with the Securities and Exchange Commission on August 14, 2001. Without limitation the foregoing, words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.



              See Banyan's Website at http://www.banyanreit.com.